Exhibit 3.2

CERTIFICATE OF AMENDMENT

OF

CERTIFICATE OF INCORPORATION

OF

ENDURANCE INTERNATIONAL GROUP HOLDINGS, INC.

Pursuant to Section 242 of the

General Corporation Law of the State of Delaware

Endurance International Group Holdings, Inc. (the “Corporation”), organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “General Corporation Law”), does hereby certify as follows:

The Board of Directors of the Corporation duly adopted, pursuant to Section 242 of the General Corporation Law, a resolution setting forth an amendment to the Certificate of Incorporation of the Corporation and declaring said amendment to be advisable. The sole stockholder of the Corporation duly approved said proposed amendment by written consent in accordance with Sections 228 and 242 of the General Corporation Law. The resolution setting forth the amendment is as follows:

RESOLVED:	That the first paragraph of Article FOURTH of the Certificate of Incorporation of the Corporation be and hereby is deleted in its entirety and the following is inserted in lieu thereof:

“FOURTH: Effective upon the filing of this Certificate of Amendment of Certificate of Incorporation (the “Effective Time”), a stock split of the Corporation’s Common Stock shall become effective, pursuant to which each one share of Common Stock outstanding and held of record by each stockholder of the Corporation (including treasury shares) immediately prior to the Effective Time shall be reclassified and split into 105,187.363 shares of Common Stock automatically and without any action by the holder thereof and shall represent 105,187.363 shares of Common Stock from and after the Effective Time (the “Stock Split”). No fractional shares of Common Stock shall be issued as a result of the Stock Split. In lieu of any fractional shares to which a stockholder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the then fair market value of the Common Stock as determined by the Board of Directors of the Corporation.

1. Authorized Stock. Giving effect to the Stock Split, the total number of shares of stock which the Corporation shall have authority to issue is 105,187,363 shares of Common Stock, $0.0001 par value per share.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by a duly authorized officer on this 23rd day of October, 2013.

ENDURANCE INTERNATIONAL GROUP HOLDINGS, INC.

By:	/s/ David C. Bryson
David C. Bryson
Chief Legal Officer